KAR HOLDINGS, INC.

13085 HAMILTON CROSSING BLVD.

CARMEL, IN 46032

July 22, 2009

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Catherine Brown, Esq.

Re:	KAR Holdings, Inc.

Form S-1 Registration Statement and Post-Effective Amendment
No. 2 to Form S-1 Registration Statement (File No. 333-158666)

Ladies and Gentlemen:

KAR Holdings, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date of the Form S-1 Registration Statement and Post-Effective Amendment No. 2 to Form S-1 Registration Statement (File No. 333-158666), originally filed by the Company on April 21, 2009, be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Daylight Time on Thursday, July 23, 2009, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	none of the registrants may assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to the undersigned at (317) 249-4508 and that such effectiveness also be confirmed in writing.

Very truly yours,

KAR HOLDINGS, INC.

By:	/s/ Rebecca C. Polak
	Name:	Rebecca C. Polak
	Title:	Executive Vice President, General Counsel and Secretary